May 1, 2025

Agustin Aldave
Chief Executive Officer
Globa Terra Acquisition Corp
Homero 109, Despacho 1602, Polanco
Ciudad de Mexico, Mexico, 11560

       Re: Globa Terra Acquisition Corp
           Registration Statement on Form S-1
           Filed April 16, 2025
           File No. 333-286585
Dear Agustin Aldave:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. We note you will issue one and one-fourth private placement units and two and one-
       half restricted shares to the private investor and the sponsor per $10 invested. Please explain the purpose of offering these securities on different terms than those offered to public investors, highlighting the discrepancy in the amount of units plus additional shares that the sponsor and private investor will receive for a $10 investment, as compared to the public. Please address the dilutive impact this will have on public investors and other associated risks, including whether the private investor will be incentivized differently from public stockholders to vote in favor of an initial business combination due to the terms upon which it purchased the securities or otherwise.
2. We note that you have included disclosure regarding adjustments that you may make with respect to the Class B shares if you increase or decrease the size of the offering, as well as potential material dilution that may be caused by the exercise of private
 May 1, 2025
Page 2

       placement warrants. Please add that additional dilution may occur in connection with increases in the Class B shares if you increase the size of the offering, and in connection with the private warrants if they are exercised on a cashless basis.
Summary
Our Sponsor, page 6

3. We note your response to prior comments 4 and 7. Please clarify whether Meridien will receive the shares immediately following the completion of the transfer of shares to the private investor, or whether there are any other conditions that must be met prior to distributing the shares to Meridien. Further, please clearly state here and on page 122, if true, that Meridien will hold founder shares directly and will have the ability to vote and dispose of the shares, subject to applicable transfer restrictions.

4. We note your response to prior comment 5. Please revise your table to specifically disclose the interests in the founder shares to be held by each independent director and member of management. Please also revise your disclosure on page 121. Please refer to Items 1602(b)(6) and 1603(a)(6) of Regulation S-K. Further, it appears that directors and management will have a direct interest in the founder shares. Please clarify, if true, that they will also have the ability to vote and dispose of the shares, subject to applicable transfer restrictions.
Our Advisors, page 13

5. We note that Meridien may provide assistance during your search for a business combination target. Please further elaborate on the nature of the assistance to be provided and how it will be different from the services provided by Meteora. Please clarify whether Meridien will receive additional fees for providing these services, in addition to the shares it will receive. Further, given that both advisors may provide assistance in your search for a target, please clarify whether this may create conflicts between the sponsor and SPAC and how such conflicts may be resolved. Please refer to Item 1603(a)(4) of Regulation S-K.
Founder Shares, page 30

6. We note your disclosure on page 33 that there will be three different classes of sponsor units, with one unit further divided into Class B-1 and Class B-2 units. Please disclose the number of units that will be outstanding in each category and explain why certain Class B units will be subject to forfeiture and others will not. Use of Proceeds, page 107

7. Please tell us where the Use of Proceeds table reflects the $500,000 of compensation payable to Meteora upon closing of the offering under the Consulting Services
       Agreement, or revise.
Dilution, page 111

8.     Please address the following with respect to your dilution disclosure:
           The Company's tabular presentation of dilution at quartile intervals on pages 111-
 May 1, 2025
Page 3

           112 appears to assume your maximum redemption threshold is the entire amount of shares to be sold to public shareholders as part of this offering. We further note your disclosure throughout your filing that you may not redeem your public shares in an amount that would cause your net tangible assets to be less than
           $5,000,001. Please tell us how you considered this redemption restriction in your determination of your maximum redemption threshold for your dilution presentation. Please refer to Item 1602 of Regulation S-K.
             We note your disclosure that public shareholders will be entitled to redeem their public shares for a pro rata portion of the amount in the trust account, initially anticipated to be $10.05 per share. Please explain to us why the "amounts paid for redemptions," as presented in the numerator for each redemption scenario of your
           NTBV detailed calculations table on page 111, are calculated at amounts representing more than $10.00 per share;
             Please revise page 111 to disclose the amount the Company reduced its NTBV after the offering for purposes of presenting the maximum redemption scenario.
9. Please tell us how the 1,012,500 restricted Class A shares to be sold to the sponsor and Private Placement Investor are reflected in your dilution disclosures, either inside or outside of the table. Please see Item 1602(c) of Regulation S-K. Recent Accounting Standards, page F-12

10. We note your disclosure that there was no impact on the Company's financial statements and disclosures as a result of your adoption of ASU 2023-07. Please note that the disclosure requirements in ASC 280 - Segment Reporting applies to all public entities including those that have a single reportable segment. Please revise your financial statements to include the required disclosures. Refer to ASC 280-10-50-20.
Exhibits

11. In connection with your response to comment 13 in our letter dated December 20,
       2024, please provide us supplementally with a copy of the consulting agreement with
       Meridien and any agreement with Meteora or Meridien with respect to purchasing your shares in accordance with Item 601(b)(10) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.
 May 1, 2025
Page 4



                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Real Estate & Construction
cc:   Brandon J. Bortner, Esq.